Exhibit 23-2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Post-Effective Amendment No. 1 to the Registration Statements (Form S-8), Registration Nos. 333-129571 and 333-129572, pertaining to the Paychex, Inc. Non- Qualified Stock Option Agreement and the 2002 Stock Incentive Plan of Paychex, Inc. of our reports dated July 13, 2006, with respect to the consolidated financial statements and schedule of Paychex, Inc. included in its Annual Report (Form 10-K) for the year ended May 31, 2006, Paychex, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Paychex, Inc. filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
October 2, 2006
Cleveland, Ohio